GUARDIAN NEWS

Friday, July 30, 1999

Contact: Mary McElrath-Jones at Guardian
         212.598.1390
         mary_mcElrath-Jones@glic.com

ARIZONA, MISSOURI APPROVE GUARDIAN'S ACQUISITION OF FIRST COMMONWEALTH

          New York, NY -- The Guardian Life Insurance Company of America today announced that it has received regulatory approval from the Arizona Department of Insurance and the Missouri Department of Insurance for its tender offer for shares of First Commonwealth, Inc. (NASDAQ: FCWI).

          Missouri informed Guardian on July 30 that the acquisition satisfied that state's insurance laws. Arizona's approval was also received today.

          All states which are required to approve the acquisition of First Commonwealth by Guardian have now granted their approval and no further regulatory approvals are required.

          At the close of trading in New York on Friday, July 30, 1999, 3,401,159 shares of common stock of First Commonwealth had been validly tendered in connection with the offer. The tendered shares represent 91.2% of the outstanding shares of First Commonwealth common stock (or approximately 84.3% of such shares on a fully diluted basis).

          Based in Chicago, First Commonwealth is the Midwest's leading dental managed care carrier. In addition to dental managed care plans, First Commonwealth offers indemnity and dental PPO products. First Commonwealth had annual revenues of approximately $64 million in 1998 and covers 680,000 members as of March 31, 1999.

          One of the nation's oldest and largest mutual insurers, Guardian and its subsidiaries offer a full range of financial products and services, including individual life and disability income insurance, employee benefits, pensions, funding vehicles for 401(k) plans and asset-accumulation products. It employs over 5,000 people nationwide in its New York corporate office and four regional offices in Bethlehem, PA, Appleton, WI, Spokane, WA and Norwell, MA. Approximately 3,300 Guardian agents distribute Guardian products nationwide. As of December 31, 1998, Guardian had consolidated assets of $25.9 billion.